UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(In thousands of US dollars) (Unaudited)	Note	As at September 30, 2025	As at December 31, 2024

Assets
Current assets
Cash and cash equivalents		$262,259	$224,994
Trade receivables, prepayments, and other receivables	12	109,043	59,433
Inventories	13	114,347	164,859
Total current assets		$485,649	$449,286
Non-current assets
Mineral property, plant and equipment	14	$1,093,452	$795,645
Trade receivables, prepayments and other receivables	12	21,804	4,355
Deferred tax assets		21,638	21,656
Inventories	13	54,864	42,418
Restricted cash		7,391	6,494
Total non-current assets		$1,199,149	$870,568
Total assets		$1,684,798	$1,319,854

Liabilities and Total Equity
Current liabilities
Trade and other payables	15	$301,952	$247,708
Derivative financial liability	11	104,141	2,594
Income tax payable		84,002	72,060
Provisions		12,738	15,115
Deferred and contingent consideration	21	28,853	7,415
Borrowings	17	122,834	96,356
Deferred revenue	16	39,307	40,878
Lease obligations	18	2,867	2,877
Total current liabilities		$696,694	$485,003
Non-current liabilities
Provision for reclamation and closure costs		128,939	126,803
Deferred tax liability		48,406	15,305
Deferred and contingent consideration	21	45,906	83,563
Deferred revenue	16	306,428	164,540
Other liabilities	11	26,713	15,457
Lease obligations	18	13,067	12,886
Total non-current liabilities		$569,459	$418,554
Total liabilities		$1,266,153	$903,557

Equity
Share capital	19	$670,559	$587,119
Retained earnings (deficit)		(255,370)	(236,794)
Accumulated OCI		(114,348)	(13,052)
Share-based payments reserve	20	30,651	8,492
Total equity attributable to shareholders of the Company		$331,492	$345,765
Non-controlling interests	10	87,153	70,532
Total equity		$418,645	$416,297
Total liabilities and shareholders' equity		$1,684,798	$1,319,854

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

For subsequent events refer to notes 11, 16 and 22.

"Peter Marrone"	"Richard Graff"
PETER MARRONE	RICHARD GRAFF
Director	Director

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ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENT OF (LOSS) EARNINGS

(In thousands of US Dollars except for shares and per share amounts) (Unaudited)	Note	For three months ended September 30,		For nine months ended September 30,
		2025	2024	2025	2024
Revenue	4	$305,618	$188,855	$904,004	$559,536
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	5	(175,027)	(125,274)	(547,721)	(362,275)
DDA	5	(17,160)	(11,207)	(57,303)	(34,666)
Gross profit		$113,431	$52,374	$298,980	$162,595
General and administrative expenses	6	$(28,623)	$(16,307)	$(75,188)	$(45,708)
Exploration and evaluation expenses		(5,371)	(1,698)	(12,708)	(9,583)
Loss on revaluation of financial instruments	11	(21,437)	(5,835)	(49,524)	(9,717)
Other losses	7	(4,363)	(113,239)	(21,856)	(120,868)
Net earnings (loss) before finance costs and income tax		$53,637	$(84,705)	$139,704	$(23,281)
Finance costs	8	$(5,926)	$441	$(14,000)	$(12,278)
Net earnings (loss) before income tax		$47,711	$(84,264)	$125,704	$(35,559)
Current income tax expense		$(33,291)	$(38,141)	$(75,551)	$(65,521)
Deferred income tax expense		(21,799)	(4,755)	(33,119)	(10,503)
Net (loss) earnings for the period		$(7,379)	$(127,160)	$17,034	$(111,583)

(Loss) earnings attributable to:
Shareholders of the Company		$(17,917)	$(107,965)	$(28,203)	$(105,352)
Non-controlling interests	10	10,538	(19,195)	45,237	(6,231)
Net (loss) earnings for the period		$(7,379)	$(127,160)	$17,034	$(111,583)

(Loss) earnings per share attributable to shareholders of the Company	9
Basic and Diluted		$(0.15)	$(1.28)	$(0.25)	$(1.26)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE (LOSS) EARNINGS

(In thousands of US Dollars except for shares and per share amounts) (Unaudited)	Note	For three months ended September 30,		For nine months ended September 30,
		2025	2024	2025	2024
Net (loss) earnings		$(7,379)	$(127,160)	$17,034	$(111,583)

Other comprehensive (loss) earnings, net of taxes (nil)
Items that may be reclassified subsequently to net earnings:
Cash-flow hedges - Effective portion of changes in fair value of cash flow hedges	11	(79,118)	(2,230)	(136,467)	(1,820)
- Reclassification of losses recorded in earnings		10,512	—	18,662	—
Sum		(68,606)	(2,230)	(117,805)	(1,820)
Items that will not be reclassified to net earnings:
Changes in the fair value of financial instruments at FVOCI	17	7,130	—	16,509	—
Total other comprehensive (loss) earnings		$(61,476)	$(2,230)	$(101,296)	$(1,820)
Total comprehensive (loss) earnings		$(68,855)	$(129,390)	$(84,262)	$(113,403)

Attributable to:
Shareholders of the Company		$(79,393)	$(110,195)	$(129,499)	$(107,172)
Non-controlling interests	10	10,538	(19,195)	45,237	(6,231)
Total comprehensive (loss) earnings		$(68,855)	$(129,390)	$(84,262)	$(113,403)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(In thousands of US Dollars) (Unaudited)	Share capital	Share-based payment reserve	Accumulated OCI	Retained earnings (deficit)	Total attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at December 31, 2023	$418,649	$2,419	$—	$(121,162)	$299,906	$81,128	$381,034
Share-based payments	—	7,444	—	—	7,444	—	7,444
Shares issued for payment of Kurmuk deferred consideration	12,500	—	—	—	12,500	—	12,500
Shares issued to settle RSUs	2,953	(2,953)	—	—	—	—	—
Total loss and comprehensive loss	—	—	(1,820)	(105,352)	(107,172)	(6,231)	(113,403)
Balance at September 30, 2024	$434,102	$6,910	$(1,820)	$(226,514)	$212,678	$74,897	$287,575
Balance at December 31, 2024	$587,119	$8,492	$(13,052)	$(236,794)	$345,765	$70,532	$416,297
Share-based payments	—	22,673	—	—	22,673	—	22,673
Recognition of non-controlling interest	—	—	—	9,627	9,627	(2,312)	7,315
Distribution of dividend in kind to non-controlling interest	—	—	—	—	—	(23,896)	(23,896)
Distribution of dividend to non-controlling interest	—	—	—	—	—	(2,408)	(2,408)
Shares issued in public offering, net of transaction costs	61,817	—	—	—	61,817	—	61,817
Shares issued for payment of Kurmuk deferred consideration	21,250	—	—	—	21,250	—	21,250
Shares issued to settle RSUs	373	(514)	—	—	(141)	—	(141)
Total (loss) earnings and comprehensive (loss) earnings	—	—	(101,296)	(28,203)	(129,499)	45,237	(84,262)
Balance at September 30, 2025	$670,559	$30,651	$(114,348)	$(255,370)	$331,492	$87,153	$418,645

The accompanying notes are an integral part of the condensed consolidated interim financial statements.
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ALLIED GOLD
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(In thousands of US Dollars) (Unaudited)	Note	For three months ended September 30,		For nine months ended September 30,
		2025	2024	2025	2024
Net inflow (outflow) of cash related to the following activities
Operating
Net (loss) earnings for the period		$(7,379)	$(127,160)	$17,034	$(111,583)
Income tax expense		55,090	42,896	108,670	76,024
Adjustments for:
Share-based expense	20	14,214	818	35,491	4,956
DDA		17,224	11,413	57,600	35,097
Loss on revaluation of financial instruments		21,437	5,835	49,524	9,717
Other losses	7	205	103,873	4,474	103,741
Non-cash revenue from stream arrangements	16	(4,129)	(7,250)	(14,395)	(10,572)
Finance costs	8	5,926	(441)	14,000	12,278
Proceeds from streaming arrangements	16	93,750	53,000	137,500	53,000
Operating cash flows before income tax paid, government settlements and movements in working capital		$196,338	$82,984	$409,898	$172,658
Income tax paid		(11,259)	(7,468)	(33,321)	(28,619)
Settlement of claim matters	15	—	—	(42,198)	—
Operating cash flows before movements in working capital		$185,079	$75,516	$334,379	$144,039
Increase in trade receivables, prepayments and other receivables	12	(38,239)	(24,053)	(68,855)	(32,550)
(Increase) decrease in inventories	13	(6,297)	(20,433)	28,662	(46,538)
Increase (decrease) in trade and other payables	15	41,003	41,600	30,469	(8,756)
Net cash generated from operating activities		$181,546	$72,630	$324,655	$56,195
Investing activities
Purchase of mineral property, plant and equipment		(126,082)	(46,082)	(316,515)	(103,402)
Borrowing costs capitalized		(4,694)	(6,323)	(9,388)	(7,023)
Capitalized exploration and evaluation		(3,755)	(1,842)	(9,851)	(5,582)
Net cash used in investing activities		$(134,531)	$(54,247)	$(335,754)	$(116,007)
Financing activities
Proceeds from public placement	19	$—	$—	$66,784	$—
Public placement transaction costs	19	—	—	(4,896)	—
Dividend paid to NCI	10	(2,408)	—	(9,085)	—
Finance costs paid		—	—	—	(2,347)
Other interest received or finance costs (paid)		(479)	935	296	1,432
Net cash (used in) generated from financing activities		$(2,887)	$935	$53,099	$(915)
Net increase (decrease) in cash and cash equivalents		$44,128	$19,318	$42,000	$(60,727)
Cash and cash equivalents at beginning of period		218,643	77,966	224,994	158,638
Effect of foreign exchange rate changes		(512)	(1,916)	(4,735)	(2,543)
Cash and cash equivalents, end of the period		$262,259	$95,368	$262,259	$95,368
The accompanying notes are an integral part of the condensed consolidated interim financial statements.
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ALLIED GOLD
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2025 and 2024
(Tabular amounts in thousands of US dollars, unless otherwise noted)
1.    NATURE OF OPERATIONS

Allied Gold Corporation (“Allied Gold” or “the Company”) was incorporated under the British Columbia Business Corporations Act but completed the endorsement process to continue as an Ontario Corporation on September 7, 2023. The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U. The registered office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3.

The Company is an emerging gold producer, operator and majority owner (through its subsidiaries) of the following producing gold mines and gold development project:

•the Sadiola Mine, located in Mali (the “Sadiola mine”), comprising two separate mining licences (the Sadiola Licence (80% interest) and the Korali-Sud Licence (65% interest)) although integrated as a single operation;
•the Bonikro Mine located in Côte d’Ivoire (the “Bonikro mine”, 89.89% interest). The Bonikro mine comprises two separate mining licences (the Bonikro Licence and Hiré Licence) although integrated as a single operation;
•the Agbaou Mine, located in Côte d’Ivoire (the “Agbaou mine”, 85% interest); and
•the Kurmuk Gold Project, located in Ethiopia (the “Kurmuk project”, 100% interest).

2.    BASIS OF PREPARATION AND PRESENTATION

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB"). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with IFRS Accounting Standards ("IFRS”) have been condensed or omitted. The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those set out in the Company’s audited consolidated financial statements for the year ended December 31, 2024, except for those described below.

Certain prior period amounts have been reclassified to conform to the current year presentation with no material impact on consolidated net (loss) earnings or cash flows.

On May 20, 2025, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding. All previously reported common share, RSU, DSU, PSU, stock option, and earnings per share amounts have been retrospectively restated in these condensed consolidated interim financial statements to reflect the 3:1 share consolidation, unless otherwise noted.

In preparing the unaudited condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

The unaudited condensed consolidated financial statements are presented in United States dollars ("US$", or “$”), which is the Company’s functional and presentation currency. The unaudited condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company, on November 5, 2025.

New accounting standards and amendments adopted

Amendment to IAS 21 – Effects of Changes in Foreign Exchange

On January 1, 2025, the Company adopted the Amendment to IAS 21 “The Effects of Changes in Foreign Exchange” (“IAS 21”), which specifies how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendment specifies that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendment did not have a significant impact on the Company's consolidated financial statements.

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New accounting standards and amendments to be adopted

IFRS 18 - Presentation and Disclosures of Financial Statements.

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies. IFRS 18 introduces three new sets of requirements:
•Improved comparability in the statements of income which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the statements of income and provide new defined subtotals, including operating profit.
•Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.
•More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have an impact on the Company’s financial statements.

Contracts Referencing Nature-Dependent Electricity - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The Company is currently assessing the impact of the standard on the consolidated financial statements.

3.    OPERATING SEGMENTS

The Company operates in Côte d’Ivoire (Bonikro and Agbaou mines), Mali (Sadiola and Korali-Sud mines), Ethiopia (Kurmuk project) and has its Corporate office in Canada.

The following table provides the Company’s results by operating segment in the way information is provided to and used by the Company’s chief operating decision maker, being the Company's senior executive group, to make decisions about the allocation of resources to the segments and assess their performance. The Company considers each of its operational mines to be a separate segment, with the exception of the Bonikro and Hiré mining licenses and the Sadiola and Korali-Sud mining licenses, which each form a single segment due to the interrelationships in the operations of the mines and operate as the Bonikro and Sadiola mines, respectively. Corporate legal entities are aggregated and presented together as part of the "other" segment on the basis of them sharing similar economic characteristics at September 30, 2025.

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Three months ended September 30, 2025	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$151,452	$77,012	$77,154	$305,618
Cost of sales, excluding DDA	(95,353)	(37,164)	(42,510)	(175,027)
DDA	(2,924)	(10,444)	(3,792)	(17,160)
Gross profit	$53,175	$29,404	$30,852	$113,431
General and administrative expenses				$(28,623)
Exploration and evaluation expenses				$(5,371)
Loss on revaluation of financial instruments				$(21,437)
Other losses				$(4,363)
Net earnings (loss) before finance costs and income tax				$53,637
Finance costs				$(5,926)
Net earnings (loss) before income tax				$47,711

Three months ended September 30, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$85,197	$60,214	$43,444	$188,855
Cost of sales, excluding DDA	(56,120)	(27,946)	(41,208)	(125,274)
DDA	(1,386)	(7,905)	(1,916)	(11,207)
Gross profit	$27,691	$24,363	$320	$52,374
General and administrative expenses				$(16,307)
Exploration and evaluation expenses				$(1,698)
Loss on revaluation of financial instruments				$(5,835)
Other losses				$(113,239)
Net earnings (loss) before finance costs and income tax				$(84,705)
Finance costs				$441
Net earnings (loss) before income tax				$(84,264)

Nine months ended September 30, 2025	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$524,882	$203,800	$175,322	$904,004
Cost of sales, excluding DDA	(350,944)	(97,743)	(99,034)	(547,721)
DDA	(18,934)	(29,299)	(9,070)	(57,303)
Gross profit	$155,004	$76,758	$67,218	$298,980
General and administrative expenses				$(75,188)
Exploration and evaluation expenses				$(12,708)
Loss on revaluation of financial instruments				$(49,524)
Other losses				$(21,856)
Net earnings (loss) before finance costs and income tax				$139,704
Finance costs				$(14,000)
Net earnings (loss) before income tax				$125,704

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Nine months ended September 30, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Total
Revenue	$295,792	$146,431	$117,313	$559,536
Cost of sales, excluding DDA	(168,467)	(85,523)	(108,285)	(362,275)
DDA	(4,750)	(24,540)	(5,376)	(34,666)
Gross profit (loss)	$122,575	$36,368	$3,652	$162,595
General and administrative expenses				$(45,708)
Exploration and evaluation expenses				$(9,583)
Loss on revaluation of financial instruments				$(9,717)
Other losses				$(120,868)
Net earnings (loss) before finance costs and income tax				$(23,281)
Finance costs				$(12,278)
Net earnings (loss) before income tax				$(35,559)

Balances at September 30, 2025	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Current assets	$229,198	$35,272	$51,213	$7,119	$162,847	$485,649
Non-current assets(1)	292,008	196,689	78,178	599,697	32,577	1,199,149
Total assets	$521,206	$231,961	$129,391	$606,816	$195,424	$1,684,798
Capitalized development and exploration and evaluation projects	$48,583	$4,785	$3,654	$205,946	$—	$262,968
Additions to mineral property, plant and equipment	$5,626	$12,421	$17,537	$3,222	$—	$38,806

Current liabilities	$190,479	$88,997	$69,359	$46,661	$301,198	$696,694
Non-current liabilities	111,399	40,755	56,950	25,136	335,219	569,459
Total liabilities	$301,878	$129,752	$126,309	$71,797	$636,417	$1,266,153
(1) Non-current assets are predominantly comprised of MPP&E, including $23.5 million in borrowing costs capitalized as of September 30, 2025, allocated mainly to Kurmuk project, and an immaterial balance to the Sadiola expansion project.

Balances at December 31, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Current assets	$182,712	$33,599	$31,352	$3,269	$198,354	$449,286
Non-current assets(1)	241,046	167,271	55,961	373,605	32,685	870,568
Total assets	$423,758	$200,870	$87,313	$376,874	$231,039	$1,319,854
Capitalized exploration and evaluation	$25,667	$4,125	$4,780	$129,334	$—	$163,906
Additions to mineral property, plant and equipment	$13,609	$—	$13,333	$7,468	$—	$34,410

Current liabilities	$180,867	$60,534	$55,602	$26,469	$161,531	$485,003
Non-current liabilities	97,606	42,912	52,474	43,488	182,074	418,554
Total liabilities	$278,473	$103,446	$108,076	$69,957	$343,605	$903,557
(1) Non-current assets are predominantly comprised of MPP&E

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4.    REVENUE

	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Gold	$304,889	$188,635	$902,226	$558,796
Silver	729	220	1,778	740
Total sales revenue	$305,618	$188,855	$904,004	$559,536

5.    COST OF SALES

	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Mine production costs	$140,834	$109,810	$426,325	$319,394
Royalties	33,607	14,703	119,281	40,626
Refining	586	761	2,115	2,255
Cost of sales, excluding DDA	$175,027	$125,274	$547,721	$362,275
Depreciation	$14,152	$7,771	$41,150	$25,222
Amortization of mining interests	3,008	3,436	16,153	9,444
DDA	$17,160	$11,207	$57,303	$34,666
Cost of sales	$192,187	$136,481	$605,024	$396,941
Net realizable value revaluation of long-term stockpiles resulted in a recovery in the period of $5.9 million and $11.8 million for the three and nine months ended September 30, 2025 ($0.2 million recovery and $6.3 million write-down for the three and nine months ended September 30, 2024).

6.    GENERAL AND ADMINISTRATIVE

	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Salaries and related benefits(1)	$21,444	$5,379	$51,052	$17,686
Professional and consulting fees	5,614	5,953	12,270	14,367
Other G&A(2)	1,565	4,975	11,866	13,655
Total general and administrative	$28,623	$16,307	$75,188	$45,708
(1)Includes share-based expense in the amount of $14.2 million and $35.5 million for the three and nine months ended September 30, 2025, respectively ($0.8 million and $5.0 million for the three and nine months ended September 30, 2024, respectively).
(2) Includes depreciation in the amount of $0.8 million and $0.3 million for the three and nine months ended September 30, 2025 ($0.2 million and $0.4 million for the three and nine months ended September 30, 2024) for Corporate and other assets.

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7.    OTHER LOSSES

	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Settlement of claim matters	$—	$81,871	$—	$81,871
VAT receivable impairment	—	27,235	—	27,235
Contingencies and other legal matters	1,387	—	11,303	—
Corporate development and transaction related costs	1,968	—	12,168	—
Gain on distribution of dividend-in-kind (note 10)	—	—	(14,491)	—
Other losses(1)	1,008	4,133	12,876	11,762
Total other losses	$4,363	$113,239	$21,856	$120,868
(1) Comprises a variety of items that are individually insignificant.

8.    FINANCE COSTS

	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Interest expenses from financial liabilities
Borrowings (note 17)	$2,366	$2,359	$7,021	$7,040
Accretion on deferred and contingent consideration (note 21)	3,396	1,312	6,137	3,927
Other finance costs
Accretion of environmental obligations	711	1,097	2,135	3,290
Financing component of streaming arrangements (note 16)	6,676	2,074	17,212	4,321
Other interest expense	499	582	1,128	1,433
Foreign exchange	505	1,634	3,840	2,466
Borrowing costs capitalized(1)	(8,227)	(9,499)	(23,473)	(10,199)
Total finance costs	$5,926	$(441)	$14,000	$12,278
(1) Borrowing costs in the amount of $8.2 million and $23.5 million for three and nine months ended September 30, 2025 have been capitalized and allocated mostly to the development of Kurmuk, with an immaterial amount allocated to Sadiola Phase 1 Expansion. The weighted average borrowing rate used for the capitalization was 10.5%.

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9.    (LOSS) EARNINGS PER SHARE

Basic loss per share and the reconciliation of the number of shares used to calculate basic and diluted loss per share are as follows:

	For three months ended September 30,		For nine months ended September 30,
	2025	2024	2025	2024
Net loss attributable to shareholders of the Company	$(17,917)	$(107,965)	$(28,203)	$(105,352)

Weighted average shares issued and outstanding(1)	115,771,697	84,202,826	113,128,660	83,785,637
Weighted-average shares outstanding – basic(1)	115,771,697	84,202,826	113,128,660	83,785,637
Weighted-average shares outstanding – diluted(1)	115,771,697	84,202,826	113,128,660	83,785,637

Based and diluted loss per share	$(0.15)	$(1.28)	$(0.25)	$(1.26)
(1) Share amounts have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 20, 2025, unless otherwise noted.

As of September 30, 2025, the Company had 4,009,140 (1) units related to share-based payment arrangements, 6,176,052(1) units related to the convertible debenture and an estimated 1,236,981(1) number of shares related to the consideration payable for the acquisition of Kurmuk, not included in the calculation as their effect would be anti-dilutive.

10.    NON-CONTROLLING INTERESTS

The movement in the non-controlling interests balance for the nine months ended September 30, 2025 are as follows:

Balance at January 1, 2024	$81,128
Dividend payable to minority shareholder	(6,677)
Share of loss for the period	(3,919)
Balance at December 31, 2024	$70,532
Recognition of minority shareholder	(2,312)
Dividend in-kind paid to minority shareholder	(23,896)
Distribution of dividend to non-controlling interest	(2,408)
Share of profit for the period	45,237
Balance at September 30, 2025	$87,153

Non-controlling interests represent the 10.11% ownership of the Bonikro mine and 15.0% of the Agbaou mine by the Government of Côte d'Ivoire and 20% of the Sadiola mine as well as 35% of the Korali-Sud mine, owned by the Government of Mali. The $6.7 million dividend accrued as at December 31, 2024 was paid to the Government of Mali on January 30, 2025.

On January 8, 2025, the Government of Mali requested that 280 kg of gold be transferred to the state, which was treated as an advance against future dividends payable under the terms of the 2023 Mining Code. Control over the gold was transferred on February 18, 2025 and had a carrying value of $9.4 million. The fair value of the distribution was $23.9 million, which is equal to the value of the dividend paid in-kind, resulting in a gain on distribution of dividend-in-kind of $14.5 million, recognized under Other losses (note 7).

In connection with the definitive protocol agreement signed with the Government of Mali during the third quarter of 2024, the Company’s Korali-Sud mine and related assets were transferred to a new entity, Korali S.A., incorporated on January 8, 2025, and 35% of the ownership interests in the new entity were issued to the Government of Mali. The issuance of shares is considered a share-based payment in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant, which is valued with reference to the fair value of $7.3 million of the shares of Korali S.A. granted. In arriving at the fair value of the shares issued, the Company valued working capital assets and liabilities at cost and valued the inventory and fixed assets using a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including
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resources, future production levels, operating and capital costs, gold prices ranging from $2,551 to $2,598 per ounce, and a discount rate of 13.9%.

The NCI was recognized at the proportional share of the identifiable net assets of Korali S.A. of negative $2.3 million. The difference of $9.6 million between the value of the exploitation permit received capitalized to the cost of the Korali mine and the value of the NCI was recognized in retained earnings. Due to the life of the mine, $6.0 million of the cost capitalized for this permit was recognized as depletion expense during the quarter ended March 31, 2025, with the remaining $1.3 million recognized as depletion expense during the quarter ended June 30, 2025.

11.    FINANCIAL INSTRUMENTS

Financial assets at amortized cost

Current	As at September 30, 2025	As at December 31, 2024
Cash and cash equivalents	$262,259	$224,994
Restricted cash(1)	7,391	6,494
Trade and other receivables	23,366	11,445
Total	$293,016	$242,933
(1) The Company has cash in separate restricted accounts to comply with environmental matters in Côte d’Ivoire.

Fair value of derivatives

On December 19, 2024, the Company entered into zero-cost collars to hedge the price on gold production of 10,000 ounces per month, beginning April 2025 through to December 2026, for a total of 210,000 ounces, at an average put and call strike price of $2,200 per ounce and $3,125 per ounce, respectively. On May 6, 2025, the Company entered into additional zero-cost collars to hedge the price on gold production of 15,500 ounces per month beginning in June 2025 and ending in March 2026 at an average call and strike price of $3,048 and $4,000 per ounce. As of September 30, 2025, 243,000 ounces of gold collars remain unsettled.

The aggregate fair value of the position as of September 30, 2025 was a $130.8 million liability (December 31, 2024 - $13.1 million liability) with current portion of $104.1 million and non-current portion of $26.7 million included in other liabilities. The fair value of zero-costs collar contracts was determined based on gold future forward prices.

The gold collar contracts are designated as cash flow hedging instruments, with the effective portion of changes in fair value recognized in other comprehensive income, net of tax. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of (loss) earnings.

A program that allows the Company to share in further revenues above $4,594 has been implemented subsequent to quarter end as a supplement to and part of the cash flow protection program. The program relies on $4,500 average rate gold call options with a cost of approximately $94 per option and covers the entirety of its remaining existing zero-cost collars from November 2025 to December 2026.

Financial liabilities at amortized cost

	As at September 30, 2025	As at December 31, 2024
Trade and other payables	$301,952	$247,708
Deferred consideration - Kurmuk	19,927	38,267
Deferred consideration - Korali-Sud	1,000	1,000
Lease liabilities	15,934	15,763
Total	$338,813	$302,738

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Financial liabilities at fair value through profit or loss

	FV Hierarchy level	As at September 30, 2025	As at December 31, 2024
Borrowings	1	$122,834	$96,356
Contingent consideration - Sadiola	3	32,425	31,698
Contingent consideration - Agbaou	3	21,407	20,013
Total		$176,666	$148,067

12.    TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

Current	As at September 30, 2025	As at December 31, 2024
Trade and other receivables	$23,366	$11,445
VAT receivable	58,247	24,217
Prepayments	27,430	23,771
Total current trade receivables, prepayments, and other receivables	$109,043	$59,433

Non-current	As at September 30, 2025	As at December 31, 2024
VAT receivable	21,804	4,355
Total non-current trade receivables, prepayments, and other receivables	$21,804	$4,355

The carrying value of trade and other receivables approximate their fair value.

13.    INVENTORIES

Current	As at September 30, 2025	As at December 31, 2024
Doré bars and gold in circuit(1)	$14,835	$61,026
Ore stockpiles	56,426	52,706
Material and supplies	43,086	51,127
Total current inventories	$114,347	$164,859

Non-current	As at September 30, 2025	As at December 31, 2024
Ore stockpiles	$54,864	$42,418
Total non-current inventories	$54,864	$42,418
(1) In the first quarter of 2025, the Company delivered 48,939 ounces of gold from Korali-Sud that were inventoried at the Sadiola mine. These ounces include, in association with the establishment of Korali S.A., an advance to the Government of Mali of future dividends from the entity, in the form of gold, equal to 8,155 ounces (note 10).

Inventories are held at lower of cost or net realizable value.

In the nine months ended September 30, 2025 inventories recognized as an expense within cost of sales amounted to $467.5 million (September 30, 2024: $361.9 million).

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14.    MINERAL PROPERTY, PLANT AND EQUIPMENT

	Land, building, plant & equipment(2)	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
At January 1, 2025	$364,922	$178,199	$437,155	$980,276
Additions (1)	74,524	7,317	273,566	355,407
At September 30, 2025	$439,446	$185,516	$710,721	$1,335,683

Accumulated depreciation and amortization and impairment
At January 1, 2025	$(137,439)	$(47,192)	$—	$(184,631)
DDA	(41,447)	(16,153)	—	(57,600)
At September 30, 2025	(178,886)	(63,345)	—	(242,231)
Carrying amount, September 30, 2025 (1)	$260,560	$122,171	$710,721	$1,093,452

Amounts included above as at September 30, 2025
Exploration and evaluation assets	$—	$—	$21,561	$21,561
Assets under construction	$—	$—	$689,161	$689,161
(1) Includes $23.5 million in borrowing costs capitalized as of September 30, 2025, allocated mainly to Kurmuk project, and an immaterial balance to the Sadiola expansion project.
(2) Inclusive of right-of-use assets with a carrying value of $20.8 million as at September 30, 2025.

	Land, building, plant & equipment(2)	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
At January 1, 2024	$288,932	$174,262	$273,015	$736,209
Additions(1)	61,980	2,000	163,553	227,533
Transfers	—	1,937	(1,937)	—
Environmental obligations, change of estimate	14,010	—	2,524	16,534
At December 31, 2024	$364,922	$178,199	$437,155	$980,276

Accumulated depreciation and amortization and impairment
At January 1, 2024	$(100,879)	$(34,770)	$—	$(135,649)
DDA	(36,560)	(12,422)	—	(48,982)
At December 31, 2024	(137,439)	(47,192)	—	(184,631)
Carrying amount, December 31, 2024	$227,483	$131,007	$437,155	$795,645

Amounts included above as at December 31, 2024
Exploration and evaluation assets	$—	$—	$12,754	12,754
Assets under construction	$—	$—	$424,402	$424,402
(1) Includes $24.8 million in borrowing costs capitalized as of December 31, 2024, allocated mainly to Kurmuk project, and an immaterial balance to the Sadiola expansion project.
(2) Inclusive of right-of-use assets with a carrying value of $27.1 million for the year ended December 31, 2024.

Operating mine mineral interests represents the fair value of acquired mines and is amortized on a unit of production basis.

The costs of exploration and evaluation assets are not subject to amortization until production has commenced.

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15.    TRADE AND OTHER PAYABLES

	As at September 30, 2025	As at December 31, 2024
Trade payables	98,387	132,266
Other payables and accrued expenses(1)	96,298	94,906
Royalties	107,267	20,536
Total trade and other payables	$301,952	$247,708
(1) Other payables on December 31, 2024 included an accrual for $42.2 million related to the settlement with the Government of Mali, paid on April 4, 2025.

16.    DEFERRED REVENUE

	Stream arrangements	Gold prepays and advance sales (2)	Total
At January 1, 2025	$105,418	$100,000	$205,418
Cash received	90,973	125,000	215,973
Amount recognized as revenue	(17,868)	(75,000)	(92,868)
Accrued interest(1)	10,940	6,273	17,213
At September 30, 2025	$189,463	$156,273	$345,736

Current balance	$14,307	$25,000	$39,307
Non-current balance	$175,155	$131,273	$306,428

	Stream arrangements	Gold prepays and advance sales (2)	Total
At January 1, 2024	$18,661	$—	$18,661
Cash received	100,510	145,000	245,510
Amount recognized as revenue	(20,394)	(45,000)	(65,394)
Accrued interest(1)	6,641	—	6,641
At December 31, 2024	$105,418	$100,000	$205,418

Current balance	$15,878	$25,000	$40,878
Non-current balance	$89,540	$75,000	$164,540
(1) As of September 30, 2025, $11.1 million (December 31, 2024 - $6.6 million) of accrued interest from stream arrangements has been capitalized, in accordance with IAS 23 - Borrowing Costs.
(2) As of September 30, 2025, comprises a $25.0 million advance sale and a $125.0 million gold prepay (December 31, 2024 - $25.0 million advance sale and a $75.0 million gold prepay).

Stream Arrangements

On October 10, 2019 the Company entered into a streaming agreement, currently held by Sandstorm Gold Ltd (“Sandstorm”). Under this agreement, the counterparty has the right to purchase certain quantities of gold at a fixed price of US$400/ounce. Sandstorm has the right to purchase 6% of the first 650,000 ounces of production at the Bonikro mine (39,000 ounces). Subsequently, they may purchase up to 3.5% of each lot between 650,000 ounces and 1,300,000 ounces of refined gold (a further 22,750 ounces and 61,750 ounces inclusive), up to 2% of each lot thereafter.

On August 7, 2024, the Company entered into a streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, the Company received a $53.0 million upfront cash payment on August 14, 2024 and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have
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the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds. Costs incurred in the transaction total $1.9 million.

On December 5, 2024, the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. ("WPMI"), a wholly-owned subsidiary of Wheaton Precious Metals Corp. Under the terms of the streaming agreement, the Company will receive an aggregate $175.0 million upfront cash payment to support the funding of the development of the Kurmuk project. WPMI will have the right to purchase 6.7% of payable gold from the Kurmuk mine. The gold stream rate will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the stream. The stream will cover the existing Kurmuk mining license and until 255,000 ounces of gold have been delivered to WPMI. The Company withdrew the first of four planned payments, of $43.8 million each, in December 2024. On June 30, 2025, and September 16, 2025 the Company made the second and third planned draws, respectively.

The stream arrangements have been accounted for as deferred revenue, as the upfront payments pertain to future production. As such, revenue is recognized as the services are performed for the counterparty, reducing the unearned deferred revenue balance. The streams contain an intrinsic financing component, which has been valued as part of the subsequent measurement of the deferred revenue stream. The Company estimated the financing component to be 24.99% for the Sandstorm stream, 9.98% for the Triple Flag stream, and 12.02% for the Wheaton stream.

As of September 30, 2025, accrued interest of $2.3 million, $3.2 million and $5.4 million has been calculated for the Sandstorm, Triple Flag and WPMI stream agreements, respectively. The amount of revenue recognized for the Sandstorm agreement is $7.0 million, out of which $1.8 million is on a cash basis (at $400 per ounce) while the remainder is non-cash (amortization of deferred revenue). For the Triple Flag agreement, the Company recognized revenue in the amount of $10.8 million, out of which $1.6 million is on a cash basis while the remainder is non-cash amortization of deferred revenue.

Gold prepays and advance sales

On December 19, 2024, the Company entered into a gold prepaid forward arrangement with select lenders, for a total advance of $75.0 million. Under the arrangement, the Company will deliver to the lenders an aggregate of 2,802 ounces of gold per month over a period of twelve months, starting in October 2026. The Company estimated the financing component for this arrangement to be 11.0%. As of September 30, 2025, accrued interest of $6.3 million has been calculated for this gold prepay forward arrangement.

On December 20, 2024 the Company entered into an advance sale agreement to deliver 9,613 ounces of gold at a price of $2,601 per ounce, for a total of $25.0 million. The advance sale was recognized as deferred revenue, and presented as current. Delivery of the gold was completed on January 21, 2025.

On September 25, 2025, the Company entered into an advance sale forward agreement with select lenders, for a total advance of $50.0 million. Under the arrangement, the Company will deliver an aggregate of 1,233 ounces of gold per month over a period of twelve months, starting in October 2026. The advance sale was recognized as deferred revenue and presented as non-current. The Company estimated the financing component for this arrangement to be 9.8%.

On September 29, 2025 the Company entered into an advance sale agreement to deliver 6,665 ounces of gold at a price of $3,751 per ounce, for a total of $25.0 million. The advance sale was recognized as deferred revenue, and presented as current. Delivery of the gold was completed in October.

The gold prepays and advance sales have been accounted for as deferred revenue, as the upfront payments pertain to future production. As such, revenue is recognized as the services are performed for the counterparty, reducing the unearned deferred revenue balance.

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17.    BORROWINGS

Convertible Debenture
Borrowings - January 1, 2024	$103,457
Change in fair value of debt	(7,101)
Borrowings - December 31, 2024	$96,356
Change in fair value of debt	26,478
Borrowings - September 30, 2025	$122,834

Convertible Debentures

On August 30, 2023, the Company issued 107,279 convertible debentures at a price of $1,000 per unit. Each convertible debenture entitled the holder to receive one unsecured convertible debenture of AMC, which was subsequently exchanged for one unsecured convertible debenture of the Company on an economically equivalent basis on September 7, 2023. The convertible debentures bear interest at 8.75% annually, payable semi-annually on September 30 and March 31 of each year, and a maturity date of 5 years. The Company incurred $5.3 million in costs related to this transaction.

The debentures are convertible at the holder's option into the Company's shares at any time during their five-year tenure at a price of $17.37 per share (“Conversion Price”), giving effect to the share consolidation that occurred during the second quarter of 2025. The Company has the right to force the conversion of all of the principal amount of the convertible debentures into common shares at the Conversion Price at any time after three years from the date of issuance, provided that the current market price is not less than 115% of the Conversion Price. The convertible debentures also contain embedded derivatives, including the right for conversion and the right to repay the principal amount in common shares upon maturity.

Using readily observable inputs from the market, the fair value of the convertible debentures as at September 30, 2025, was determined to be $122.8 million. The net fair value loss of $12.5 million includes a $7.1 million gain from the change in credit risk conditions, recorded in OCI, and a $19.7 million loss from the change in option value and market conditions recorded in the Condensed Consolidated Interim Statement of Earnings for the three months ended September 30, 2025. For the nine months ended September 30, 2025, the net fair value loss of $26.5 million includes a $16.5 million gain from the change in credit risk conditions, recorded in OCI, and a $43.0 million loss from the change in option value and market conditions recorded in the Condensed Consolidated Interim Statement of (Loss) Earnings.

Credit Facility

On December 18, 2024, the Company executed a credit facility for $40.0 million, plus an additional $10.0 million accordion, for a total of $50.0 million and a three-year term. The Company expects to use the funds for financial flexibility and general business purposes. Interest rates are determined based on the leverage ratio, ranging between 350 basis points ("bps") and 450 bps Secured Overnight Financing Rate ("SOFR") Loan or between 250 bps and 350 bps Canadian Prime Loan or Base Rate Loan, with a standby fee of between 87.5 bps and 112.5 bps. As at September 30, 2025, no funds have been withdrawn from the facility.

18.    LEASE OBLIGATIONS

Current and non-current lease liabilities as at September 30, 2025 are presented below:

	As at September 30, 2025	As at December 31, 2024
Current lease liabilities	$2,867	$2,877
Non-current lease liabilities	13,067	12,886
Total	$15,934	$15,763

Lease obligations consist of an agreement for the Toronto head office, a contract for a fuel tank farm at Sadiola, and a contract to lease twenty one generators for the Bonikro and Agbaou mines over a three year term. As disclosed in Note 5 of the Consolidated Financial Statements for the year ended December 31, 2024, management concluded that the mine operator agreements for Sadiola, Bonikro and
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Agbaou contain a lease; however, due to the variable nature of the payments, there was no lease amount to measure for the lease liability.

19.    SHARE CAPITAL

	Number of Common Shares (2)	Share Capital
As at January 1, 2024	83,574,751	$418,649
Shares issued for RSUs vested	315,444	$2,953
Shares issued for payment of Kurmuk deferred consideration	1,972,354	$12,500
Shares issued in public offering	23,766,666	$153,017
As at December 31, 2024	109,629,215	$587,119
Shares issued in public offering (1)	5,749,936	$61,817
Shares issued for payment of Kurmuk deferred consideration	1,474,882	$21,250
Shares issued for RSUs vested	48,316	$373
As at September 30, 2025	116,902,349	$670,559
(1) Net of transaction costs incurred of $4.9 million.
(2) Shares issued prior to May 20, 2025, have been retrospectively adjusted for the impact of the 3 to 1 share consolidation ratio.

20.    SHARE-BASED EXPENSE

Share-based payment reserve

	As at September 30, 2025	As at December 31, 2024
Opening balance	$8,492	$2,419
Charge for the period	22,673	9,026
Share-based expense settled in the period	(514)	(2,953)
Closing balance	$30,651	$8,492

	Stock option units ("Stock options')	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, January 1, 2024	—	1,496,213	—	—
Granted	199,998	16,126	39,817	—
Forfeited/expired	—	(9,989)	—	—
Settled	—	(327,476)	—	—
Closing balance, December 31, 2024	199,998	1,174,874	39,817	—
Granted	—	2,891,940	38,052	1,084,656
Settled	—	(57,674)	—	—
Closing balance, September 30, 2025	199,998	4,009,140	77,869	1,084,656

The stock option, RSU, DSU, and PSU amounts have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 20, 2025, unless otherwise noted.

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Stock Options

On September 7, 2023, the Company adopted a plan providing for the grant of stock options to directors, senior officers or employees of the Company to purchase common shares. Stock options are granted at the weighted average trading price for the 5 consecutive trading days immediately prior to the relevant date. Vesting and term conditions are determined at the discretion of the Board.

The Board authorized a maximum of 5% of the total number of shares outstanding be issuable under the plan. The number of securities issuable to insiders, at any time, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities and that the number of securities issued to insiders, within any one-year period, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities.

For the three and nine months ended September 30, 2025, the Company recorded $0.1 million and $0.3 million share-based expense for stock options, respectively (for the three and nine months ended September 30, 2024, $0.2 and $0.5 million, respectively).

Restricted Shares Units (“RSUs”)

On September 7, 2023, the Company adopted a plan providing for the payment of bonuses in the form of the acquisition of Shares or, at the option of the Company, cash by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of eligible employees and eligible contractors. A maximum of 5,850,232 shares are issuable under the Plan. Vesting and term conditions are determined at the discretion of the Board.

Date	RSUs granted	RSUs outstanding	Grant price	Vesting conditions and other matters
September 7, 2023	1,191,211	1,141,265	$13.35	67,425 units vesting in equal tranches over three years and 1,123,786 units Vesting on third anniversary.
November 9, 2023	305,000	—	$8.94 (CAD$12.33)	Vesting in equal tranches over three years. Accelerated. (1)
August 8, 2024	16,125	10,750	$6.20 (CAD$8.50)	Vesting in equal tranches over three years.
January 21, 2025	816,943	782,125	$7.10 (CAD$10.17)	Vesting 50% on first anniversary, 25% tranches vesting each on second and third anniversaries.
April 13, 2025	2,075,000	2,075,000	$12.01 (CAD$16.68)	Vesting in equal tranches over three years.
Total	4,404,279	4,009,140
(1)On September 9, 2024, the Board approved the immediate vesting of these RSUs and corresponding shares issuance. Out of the total charge for the period noted above, the Company capitalized the total accelerated expense of this RSU grant to the Kurmuk project, for $2.7 million.

For the three and nine months ended September 30, 2025, the Company recorded $$9.0 million and $22.7 million share-based expense from RSUs, respectively (for the three and nine months ended September 30, 2024, $0.6 million and $4.4 million, respectively).

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Deferred Share Units ("DSUs")

To align interests between eligible directors and the shareholders of the Company, a DSU plan was adopted on September 7, 2023, providing eligible directors the ability to elect to be paid a portion of annual director compensation in DSUs. Eligible officers can elect to be paid their long-term incentive compensation in DSUs. The DSUs vest immediately upon grant.

Date	DSUs granted and outstanding	Grant date price
April 16, 2024	6,768	$8.70 (CAD$11.79)
May 21, 2024	11,011	$6.72 (CAD$9.15)
August 15, 2024	10,805	$6.84 (CAD$9.39)
November 14, 2024	11,232	$6.60 (CAD$9.21)
April 2, 2025	9,812	$10.37 (CAD$14.85)
May 14, 2025	14,277	$11.66 (CAD$16.29)
August 13, 2025	13,964	$11.92 (CAD$16.39)
Total	77,869

For the three and nine months ended September 30, 2025, the Company recorded $0.5 million and $1.0 million share-based expense from DSUs, respectively (for the three and nine months ended September 30, 2024, $0.2 and $0.3 million).

Performance Share Units ("PSUs")

On September 7, 2023, the Company adopted a plan to provide additional rewards to senior management for services performed and to promote a greater alignment of interest between senior management and shareholders of the Company. The Plan is administered by the Board of Directors, through a Compensation Committee, which determines specific terms in regards to the value of the PSUs, the vesting period and the performance indicator on which the issuance is based.

On January 21, 2025, the Company issued 1,084,656 PSUs at a price of $7.11 (CAD$10.17), with a two-year vesting period ending on December 31, 2026, to eligible senior management, to be settled in cash in an amount based on the Company's common share price and a multiplier based on the relative value of the Company's common share price in relation to the S&P Global Gold index.

For the three and nine months ended September 30, 2025, the Company has recognized $4.7 million and $11.5 million million stock-based expense related to the PSUs, respectively (for the three and nine months ended September 30, 2024, $nil). The carrying amount of the PSUs is $11.5 million as at September 30, 2025 (December 31, 2024, $nil) and is included in other liabilities.

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21.    DEFERRED AND CONTINGENT CONSIDERATION

As part of previously completed acquisitions of Agbaou and Sadiola mines, including Korali-Sud, and the remaining interest in Kurmuk, the Company has recorded deferred and contingent consideration payable to the various sellers in post-acquisition years as follows:

For nine months ended September 30, 2025	Sadiola mine	Agbaou mine	Kurmuk project	Korali-Sud project	Total
Opening balance, January 1, 2025	$31,698	$20,013	$38,267	$1,000	$90,978
Accretion	3,227	—	2,910	—	6,137
Revaluation	—	5,041	—	—	5,041
Balance Payable	—	(406)	—	—	(406)
Payments	(2,500)	(3,241)	(21,250)	—	(26,991)
Closing balance	$32,425	$21,407	$19,927	$1,000	$74,759

Current	$—	$7,926	$19,927	$1,000	$28,853
Non-current	32,425	13,481	—	—	45,906
Total deferred and contingent consideration	$32,425	$21,407	$19,927	$1,000	$74,759

For the year ended December 31, 2024	Sadiola mine	Agbaou mine	Kurmuk project	Korali-Sud project	Total
Opening balance, January 1, 2024	$39,008	$12,671	$58,974	$951	$111,604
Accretion	5,328	—	3,805	49	9,182
Revaluation	(12,638)	10,977	488	—	(1,173)
Balance Payable	—	(727)	—	—	(727)
Payments	—	(2,908)	(25,000)	—	(27,908)
Closing balance	$31,698	$20,013	$38,267	$1,000	$90,978

Current	$—	$5,267	$1,148	$1,000	$7,415
Non-current	31,698	14,746	37,119	—	83,563
Total deferred and contingent consideration	$31,698	$20,013	$38,267	$1,000	$90,978

Agbaou mine – Acquisition of Endeavour Resources Inc. on March 1, 2021

The contingent consideration recorded on the acquisition of Agbaou relates to a royalty on future production from the Agbaou mine applicable to ore that is mined in excess of 320,611 ounces. This threshold was met in late 2022, and consequently the Company continues to value the royalty payable based on future production and using a discounted cash flow approach.

The primary inputs to the valuation of the contingent consideration are the consensus forward gold price, from $2,964 per ounce to $3,323 per ounce, and the expected future production of the mine.

Sadiola mine – Acquisition of Société d’Exploitation des Mines d’Or de Sadiola S.A on December 30, 2020

Contingent consideration recorded on the acquisition of Sadiola includes a first tranche of $24.9 million ($12.45 million each to AngloGold Ashanti (“AGA”) and IAMGOLD Corporation (“IMG”)) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”); and a further tranche of $24.9 million ($12.45 million each to AGA and IMG) upon the production of a further 250,000 ounces from the SSP. The contingent consideration was valued using the discounted cash flow approach.

The primary input to the valuation of the contingent consideration is the expected timing of future production from the mine.
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Korali-Sud project – Acquisition of Korali-Sud on November 9, 2023

Deferred consideration recorded on the acquisition of Korali-Sud project includes a $1.0 million deferred consideration payable in cash upon the earlier of 90 days after the date of commencement of commercial production and December 31, 2025.

Kurmuk project – Acquisition of APM Ethiopia Ltd. on September 6, 2023

Deferred consideration recorded on the acquisition of the additional interest in Kurmuk includes a consideration consisting of one payment of $25.0 million and two payments of $21.25 million each. The form of these payments includes:

•First payment: $25.0 million in cash due on the first anniversary after completion of the acquisition; or $12.5 million paid in cash within 60 days of first anniversary after completion and $12.5 million paid in shares.
•Second payment: $21.25 million due on the second anniversary after completion of the acquisition; or at the election of the counterparty: $21.25 million in cash due on the third anniversary after completion of the acquisition; or $21.25 million in shares due on the second anniversary after completion of the acquisition;
•Third payment: $21.25 million in cash due at the earlier of the Commercial Production Commencement Date (estimated to be no earlier than the 3rd anniversary); and the fourth anniversary after completion of the acquisition.

On September 9, 2024, the Company issued 5,917,063 shares (pre-consolidation) to partially settle the first payment, in the amount of $12.5 million. The $12.5 million cash portion of the first payment was completed on November 7, 2024.

On September 8, 2025, the Company issued 1,474,882 shares to settle the second payment, in the amount of $21.25 million.

The Company used their best estimate for the elected option for the deferred consideration, estimating the present value of the deferred consideration to be $19.9 million as of September 30, 2025, which is presented under current liabilities. The deferred consideration is valued using the amortized cost method.

22.    SUBSEQUENT EVENTS

Subsequent to quarter end, on October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million).
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